

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Junning Ma
President and Chief Executive Officer
ORB Automotive Corporation
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

> **Re: ORB Automotive Corporation**
> **Amendment No. 4 to Form 8-K**
> **Filed February 11, 2011**
> **File No. 000-52341**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 8, 2010

1.   Amend the Form 8-K filed November 8, 2010 to file the financial statements of Liuzhuo Rubber Sealing as they are now overdue. Please note that no extensions of time to file financial statements are granted beyond the initial 71-day period described by Item 9.01(a)(4) of Form 8-K.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Ryan C. Milne for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services